Section

FEB 24 2012

Washington, DC
128

12014817

4/2 KW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52879

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shoreline Pacific, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Montgomery Street, Suite 1010
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Harlan P. Kleiman 415-435-4260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/3

OATH OR AFFIRMATION

I, Mr. Harlan P. Kleiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shoreline Pacific, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of SAN FRANCISCO
Subscribed and sworn to (or affirmed) before me on this 22 day of FEB 2012, by HARLAN P. KLEIMAN proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(seal) Signature Robert Malcolm Corning

ROBERT MALCOLM CORNING
COMM. #1835475
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. FEB 19, 2013

SHORELINE PACIFIC, LLC

FINANCIAL STATEMENTS

For the Years Ended December 31, 2011 and 2010
With
Independent Auditor's Report

Rowbotham
& Company LLP

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Oath of Corporate Officer	2
Financial Statements:	
Statements of Financial Condition	3
Statements of Income	4
Statements of Changes in Member's Equity	5
Statements of Cash Flows	6
Notes to the Financial Statements	7 - 10
Supplementary Information:	11
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission	14
Independent Auditor's Report on Internal Control	15 - 16

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

Report of Independent Auditors

To the Member:

We have audited the accompanying statements of financial condition of Shoreline Pacific, LLC (the "Company") as of December 31, 2011 and 2010, and the related statements of income, changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shoreline Pacific, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 14 to 16 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United State of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Rowbotham & Company LLP

San Francisco, California
February 22, 2012

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM

SHORELINE PACIFIC, LLC

Oath of Corporate Officer
December 31, 2011

I affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Harlan P. Kleiman
Shoreline Pacific, LLC

SHORELINE PACIFIC, LLC

Statements of Financial Condition

As of December 31, 2011 and 2010

	2011	2010
Assets		
Cash	$20,195	$18,142
Accounts receivable	150	---
Other assets	10,139	9,998
Total assets	$30,484	$28,140
Liabilities and Member's Equity		
Liabilities:		
Accounts payable	$ 8,785	$ 8,186
Income taxes payable	800	1,700
Total liabilities	9,585	9,886
Member's equity	20,899	18,254
Total liabilities and member's equity	$30,484	$28,140

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Statements of Income
For the Years Ended December 31, 2011 and 2010

	2011	2010
Fees	$79,602	$215,726
Expenses:		
General and administrative	73,607	137,694
Income taxes	---	1,700
Total expenses	73,607	139,394
Net income	$ 5,995	$ 76,332

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Statements of Changes in Member's Equity
For the Years Ended December 31, 2011 and 2010

	Member's Equity
Balance at January 1, 2010	$ 23,622
Contributions	1,300
Withdrawals	(83,000)
Net income	76,332
Balance at December 31, 2010	18,254
Contributions	8,000
Withdrawals	(11,350)
Net income	5,995
Balance at December 31, 2011	$ 20,899

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income	$ 5,995	$ 76,332
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable	(150)	---
Other assets	(141)	(324)
Accounts payable	599	(19,292)
Income taxes payable	(900)	900
Net cash provided by operating activities	5,403	57,616
Cash flows from financing activities:		
Contributions	8,000	1,300
Withdrawals	(11,350)	(83,000)
Net cash used in financing activities	(3,350)	(81,700)
Net increase (decrease) in cash	2,053	(24,084)
Cash:		
At the beginning of the year	18,142	42,226
At the end of the year	$ 20,195	$ 18,142

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Notes to the Financial Statements
For the Years Ended December 31, 2011 and 2010

1. Summary of Significant Accounting Policies

General - Shoreline Pacific, LLC (the "Company") is a limited liability company established in August 2000. The last date on which the Company is to dissolve is December 31, 2045. On April 3, 2001, the National Association of Securities Dealers, Inc. approved the Company's membership. The Company provides financing and financial advisory services to public companies. The Company will not hold customer funds or safekeep customer securities. The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulators Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

Basis of Accounting and Use of Estimates - The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value - The Company follows the provisions of ASC 820, Fair Value Measurement and Disclosures, in determining and disclosing certain fair value measurements.

ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs) or reflect the Company's own assumptions of market participant valuation (unobservable inputs).

In accordance with ASC 820, these two types of inputs have created the following fair value hierarchy:

Level 1 - Observable inputs such as quoted prices in active markets for identical, unrestricted assets, or liabilities.

Level 2 - Quoted prices for similar assets and liabilities, or inputs other than quoted prices in active markets that are observable, either directly or indirectly.

Level 3 - Unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions about the assumptions market participants would use in pricing the asset or liability. Valuation techniques include the use of option-pricing models, discounted cash flow models, and similar techniques.

ASC 820 requires the use of observable market data if such data is available without undue cost and effort.

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2011:

	Level 1	Level 2	Level 3	Total
Cash	$20,195	$---	$---	$20,195

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Cash	$18,142	$---	$---	$18,142

Realized gains and losses are recorded when securities are sold using the first in, first out cost method unless specifically identified.

Accounts Receivable - The Company provides its services to customers on an open credit basis. The Company's accounts receivable are due from such customers and are generally uncollateralized. The Company uses the reserve for bad debt method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivables. Bad debt expense totaled none and none for the years ended December 31, 2011 and 2010.

Revenue Recognition - The Company's revenues are recognized when earned.

Expense Recognition - The Company's expenses are charged to expense as incurred.

Income Taxes - The Company has adopted ASC 740, Income Taxes. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

No provision has been made for income taxes because the taxable income of the Company is included in the income tax returns of the members, except the case where the Company is charged a fee for doing business in that state. Consequently, income taxes are minimal.

Tax years that remain open for examination include 2007, 2008, 2009, 2010, and 2011.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and accounts receivable.

The Company maintains its cash in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $250,000. At times, cash may be in excess of the FDIC insured limits.

The Company had one customer that comprised 100% of total accounts receivable at December 31, 2011.

For the year ended December 31, 2011, approximately 71% and 25% of fees were from two customers. For the year ended December 31, 2010, approximately 41%, 25%, 22%, and 10% of fees were from four customers.

Comprehensive Income - The Company has no components of comprehensive income other than its net income and, accordingly, comprehensive income is the same as the net income for the years ended December 31, 2011 and 2010.

Subsequent Events - The Company has evaluated subsequent events for the period from December 31, 2011, the date of the financial statements, through February 22, 2012, the date the financial statements were available for issuance.

2. Related Party Transactions

During 2011 and 2010, the Company distributed $11,350 and $83,000 to its member.

During 2011 and 2010, the Company received $8,000 and $1,300 from its member.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires both the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 and 2010, the Company had net capital of $10,610 and $8,256. Net capital is $5,610 and $3,256 in excess of its required net capital of $5,000. At December 31, 2011 and 2010, the Company's ratio of aggregate indebtedness to net capital was 0.90 to 1 and 1.20 to 1.

4. Subsequent Events

The Company identified no subsequent events.

Supplementary Information

SHORELINE PACIFIC, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011

Net Capital	
Total member's equity from statement of financial condition	$ 20,899
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition:	
Accounts receivable	(150)
Other assets	(10,139)
Net capital before haircuts on securities position	10,610
Haircuts on securities	---
Net capital	$ 10,610
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 639
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$ 5,000
Excess net capital	$ 5,610
Aggregate Indebtedness	
Total liabilities from statement of financial condition	$ 9,585
Less non-aggregate indebtedness	---
Total aggregate indebtedness	$ 9,585
Ratio: Aggregate indebtedness to net capital	0.90 to 1

SHORELINE PACIFIC, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission ("Rule 15c3-3") and operates pursuant to section (k)(2)(ii) of Rule 15c3-3.

SHORELINE PACIFIC, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission

As of December 31, 2011

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by the Company	$10,609
Differences:	
Rounding	1
Net capital as reported in the financial statements	$10,610

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

GENEVA GROUP INTERNATIONAL
Independent Member

Independent Auditor's Report on Internal Control

To the Member:

In planning and performing our audit of the financial statements and supplementary information of Shoreline Pacific, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM
Member of the AICPA and PCAOB

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 22, 2012

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

GENEVA GROUP INTERNATIONAL
Independent Member

To the Member
Shoreline Pacific, LLC
655 Montgomery Street, Suite 1010
San Francisco, CA 94111

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7, General Assessment Reconciliation) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Shoreline Pacific, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7, General Assessment Reconciliation. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, check copies and cash disbursements journals, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, not applicable, none;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, not applicable, none.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 22, 2012

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31ST, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052879 FINRA DEC
SHORELINE PACIFIC LLC 11*11
655 MONTGOMERY ST STE 1010
SAN FRANCISCO CA 94111-2629

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ED SMITH (415)-246-7502

2. A. General Assessment (item 2e from page 2)		$ 199
B. Less payment made with SIPC-6 filed (exclude interest) 7/16/2011 Date Paid		(115)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		84
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 84
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 84	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SHORELINE PACIFIC, LLC
(Name of Corporation, Partnership or other organization)

Ed Smith
(Authorized Signature)

Dated the 15TH day of FEBRUARY, 20 12.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 11
and ending 12/31, 20 11

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 79,602
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 79,602
2e. General Assessment @ .0025	$ 199 (to page 1, line 2.A.)